UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2024
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date December 11, 2024	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Finance

December, 11, 2024
Medellín, Colombia

BANCOLOMBIA ANNOUNCES THAT IT HAS RENEWED ITS LIQUIDITY PROGRAM IN COLOMBIA WITH CREDICORP CAPITAL COLOMBIA FOR ITS ORDINARY AND PREFERRED SHARES

Bancolombia announces that the Colombian Stock Exchange (BVC) has authorized the indefinite renewal of its liquidity program in Colombia for its ordinary and preferred shares with Credicorp Capital Colombia.

This program seeks to increase the number of transactions involving Bancolombia’s shares through purchase and sale orders entered by Credicorp Capital Colombia in the stock market, enabling price formation.

These mechanisms contribute to promoting liquidity and mitigating volatility in stock trading, facilitating market entry and exit mechanisms for investors.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

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